Comment Number	Page[s]	Explanation
1 .	1	The meaning of this equity position has been clarified.
2 .	1	The discussion of this contract has been expanded.
3 .	5	The disclosure concerning this agreement has been revised and expanded and the agreement filed as an exhibit.
4 .	3	None.
5 .	4	Revised as only the Qilisheng product bears this trademark.
6 .	4	Licenses, permits, etc. are not required. Disclosure revised.
7 .	4	Disclosure of differences added.
8 .	5	Statutory reserve is mandatory, but none yet created as we have not had required net income.
9 .	8	Revised to indicate 2007
10 .	9	Revised to indicated directors’ services and quantify percentage.
11 .	9	Components and percentages listed.
12 .	10	Loan disclosure revised.
13 .	10	Loan disclosure revised and reconciled.
14 .	11	Beneficial ownership table revised.
15 .	12-13	Nature of businesses disclosed.
16 .	13	Disclosure revised to indicate number of directors fixed by board.
17 .	13	Stock compensation added.
18 .	16	Item 304, Regulation S-B required disclosure added.
19 .	16	Disclosure revised as requested.
20 .	16	Disclosure revised as requested.
21 .		See below.
22 .		See below.
23 .		See below.
24 .		See below.
25 .		See below.
26 .		See below.

Accounting comment responses

21) We have noted your comment and revised accordingly in the revised financial statements.

22) The Company has broken out their investing and financing activities in the statements of cash flows in accordance with SFAS 95 in the revised financial statements.

23) The Company has included all of its research and development costs in cost of sales because the costs represent expenditures for the development of the Company’s product, which are not considered normal operating costs. This has been further clarified in the financial statements.

24) When the audit was conducted for 2004, the criteria under SAB 104 had been met as to the collectibility being reasonably assured. Upon the review process for June 30, 2006, one of the receivables that was fully reserved for was offset by a payable that was also recorded. The Company with this new information has decided to restate the 2004 numbers again to offset the receivable balance against sales in 2004 and the payable balance through cost of sales in 2004. Therefore, no provision for bad debt will be incurred on this customer balance in 2004 and no recovery of bad debt will occur in 2006.

25) We have noted your comment and revised accordingly in the revised financial statements.

26) We have noted your comment and revised accordingly in the revised financial statements.